February 10, 2014

Via Edgar

Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:     NIKE, Inc.
Form 10-K for the Year Ended May 31, 2013
Filed July 23, 2013
Form 10-Q for the Year Ended November 30, 2013
Filed January 7, 2014
File No. 1-10635

Dear Mr. O’Brien:

We are responding to the comments contained in the Staff’s letter dated January 28, 2014 to our Form 10-K for the fiscal year ended May 31, 2013 and our Form 10-Q for the fiscal quarter ended November 30, 2013 (the “comment letter”). Each of the numbered responses below corresponds to the Staff’s numbered comments included in the comment letter.

Form 10-K for the Year Ended May 31, 2013

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management’s Discussion and Analysis

Results of Operations, page 17

2.
We note that you are continuing to expand your Direct to Consumer revenues, which include online sales through NIKE owned websites. Please disclose the percentage of your revenues that are online sales and state whether these online sales are included or excluded from comparable stores sales. If online sales are included in comparable store sales, please address the extent to which online sales impacted the increase or decrease in comparable store sales from period to period.

In future filings, we will provide the percentage of NIKE Brand Direct to Consumer revenues that are derived from online sales. Online sales are not included in comparable store sales; we will clarify this in the definition of comparable store sales already included in our MD&A.

The following is illustrative of the disclosure we plan to incorporate into future filings:

Our NIKE Brand Direct to Consumer operations include NIKE owned in-line and factory stores, as well as online sales through NIKE owned websites. For the third quarter and first nine months of fiscal 2014, Direct to Consumer revenues represented approximately X% and X% of our total NIKE Brand revenues, respectively, compared to X% and X% in the third quarter and first nine months of fiscal 2013, respectively. On a currency neutral basis, Direct to Consumer revenues grew X% and X% for the third quarter and first nine months of fiscal 2014, respectively, as comparable store sales grew X% and X%, respectively. Comparable store sales include revenues from NIKE owned in-line and factory stores for which all three of the following requirements have been met: (1) the store has been open at least one year, (2) square footage has not changed by more than 15% within the past year, and (3) the store has not been permanently repositioned within the past year. Online sales through NIKE owned websites, which are not included in comparable store sales, represented approximately X% and X% of our total NIKE Brand Direct to Consumer revenues for the third quarter and first nine months of fiscal 2014, respectively, compared to X% and X% for the third quarter and first nine months of fiscal 2013, respectively.

Contractual Obligations, page 33

3.
Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Our current tabular disclosure of contractual cash obligations within MD&A includes both estimated principal and interest payments on long-term debt. Our estimates of future interest payments on our debt are based on the outstanding principal, scheduled payments and term of our debt obligations, and the applicable fixed interest rates or currently effective interest rates as of the balance sheet date (if variable).

In future filings, we will include the following footnote to the Contractual Obligations table indicating the amounts presented for Long-term Debt include both principal and estimated interest payments and a summary of the assumptions used in estimating interest payments.

The cash payments due for long-term debt include estimated interest payments. Estimates of interest payments are based on outstanding principal amounts, applicable fixed interest rates or currently effective interest rates as of May 31, 20XX (if variable), timing of scheduled payments, and term of the debt obligations.

Financial Statements

Notes to the Financial Statements

Note 8. Long-Term Debt, page 56

4.
Certain corporate bonds carry a make whole call provision and a par call provision. Please expand your disclosures to discuss the key terms of each of these provisions and any impact of these provisions on your accounting for the corporate bonds. Please also tell us what consideration you gave to the accounting impact of these provisions, including your consideration of ASC 815 in regards to the make whole call provision.

In future filings we will provide the following expanded disclosure as a footnote to our long-term debt table:

(5)
The bonds are redeemable at our option prior to February 1, 2023 and November 1, 2042, respectively, at a price equal to the greater of (i) 100% of the aggregate principal amount of the notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments, plus in each case, accrued and unpaid interest. Subsequent to February 1, 2023 and November 1, 2042, respectively, the bonds also feature a par call provision which allows for the bonds to be redeemed at a price equal to 100% of the aggregate principal amount of the notes being redeemed, plus accrued and unpaid interest.

In considering the accounting impacts of the make whole and par call provisions pursuant to ASC 815-15-25, we concluded the make whole and par call provisions are embedded features which do not require bifurcation and separate accounting as freestanding derivatives as the economic characteristics of the embedded features are clearly and closely related to the economic characteristics of the underlying bonds. Specifically, the debt is redeemable solely at our option and cannot be contractually settled such that the investor would receive less than substantially all of its investment upon our exercise of the make whole call or par call provision.

Given the nature of the make whole call and par call provisions, we concluded there are no other accounting impacts associated with these provisions.

Form 10-Q for the Period Ended November 30, 2013

Management’s Discussion and Analysis

Results of Operations, page 23

5.
We note your disclosures regarding distribution issues in Mexico, which were also discussed during the earnings call held on December 19, 2013. The earnings call discussion indicated that you are continuing to manage this issue and that it would take a few quarters to fully regain business at retail and address residual inventory issues. In this regard, please discuss the expected impact of these distribution issues on future revenues and earnings before interest and taxes in addition to the actual impact on the current period, if material, to your consolidated or segment results.

It is difficult to precisely isolate the impact on revenues and reported earnings before interest and taxes (EBIT) due solely to shipping delays arising from the transition of our third-party logistics provider in Mexico, as numerous factors which cannot be readily quantified impact our reported revenues. Our revenue mix normally includes wholesale futures orders, at once and close-out sales as well as sales directly to consumers through our own stores and online. The date such sales actually take place and the mix of sales can vary based upon a variety of factors including customer demand, general market conditions and supply chain operations. For example, inventory originally expected to be sold to wholesale customers as part of a futures order, but delayed in transit, could be sold later to the same or a different customer, at the same or a different wholesale price, as an at once or close-out sale. This inventory could also be sold directly to consumers at a higher, retail price through a NIKE owned factory store.

As a result, we can only estimate the impact of supply chain disruptions based on various assumptions. With that in mind, we estimate the distribution issues in Mexico reduced constant dollar revenues for our Emerging Markets segment by approximately 3 to 5% and reported EBIT by approximately 6 to 9%, for the three and six month periods ended November 30, 2013, respectively. This issue did not have a material impact on our consolidated revenues or EBIT for any period. While we are continuing to work through the issues with our third-party logistics provider, we currently do not expect these shipping delays and related implications will have a material impact on consolidated results in future periods. However, we will continue to monitor this issue and the estimated impacts on our Emerging Markets segment and consolidated results and will disclose the range of such impacts, if material, in future periods.

We acknowledge that (i) the company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or if you would like to discuss our response further, please contact Adrian L. Bell, Assistant General Counsel, at (503) 671-3399.

Very truly yours,

/s/ Donald W. Blair

Donald W. Blair
Executive Vice President and
Chief Financial Officer